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SEC FILE NUMBER
8 - 52005

CRD 48008

SEC MAIL RECEIVED

DEC - 2 2002

WASH. D.C. 154 SECTION

ES
E COMMISSION
.0549

02053131

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/01_____ AND ENDING _____9/30/02_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Preferred Client Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____3707 Dartmouth_____
(No. and Street)

_____Dallas_____   _____Texas_____   _____75205_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive   **Irving**   **Texas**   **75063**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

DEC 1 0 2002

THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____James D. Gaberino_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Preferred Client Group, Inc._____, as of _____September 30_____, 20___02_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

Notary Public stamp:
LORENZA A LEIVA
Notary Public, State of Texas
My Commission Expires
6-23-2003

Notary Public

Signature

Pres & CEO
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CLIENT GROUP, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2002

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Preferred Client Group, Inc.

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. as of September 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
October 28, 2002

1

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and cash equivalents	$ 244,473
Receivable from IRS	3,188
Prepaid expenses	373
Clearing deposit - cash	2,136
Clearing deposit - marketable securities	128,541
Non-marketable securities	104,600
Property and equipment, net	37,473
TOTAL ASSETS	**$ 520,784**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payroll taxes payable	$ 206,614
TOTAL LIABILITIES	206,614

Stockholder's Equity

Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	324,940
Accumulated deficit	(10,790)
TOTAL STOCKHOLDER'S EQUITY	314,170
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 520,784**

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2002

Revenue

Securities commissions	$	887,486
Other revenue		7,931
TOTAL REVENUE		895,417

Expenses

Compensation and related costs	579,612
Clearing charges	142,480
Communications	3,432
Occupancy and equipment	22,371
Losses in error account and bad debts	2,007
Regulatory fees and expenses	3,783
Management fees paid to related party	139,000
Other expenses	32,511
TOTAL EXPENSES	925,196
Net loss before other income (expense)	(29,779)

Other Income (Expense)

Loss on disposal of property and equipment	(22,618)
Unrealized gain on marketable securities	9,159
Net other expense	(13,459)
Net loss before income tax benefit	(43,238)
Income tax benefit	3,188
NET LOSS	$ (40,050)

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2001	200	$ 20	$ 314,940	$ 29,260	$ 344,220
Additional capital contributed	-	-	10,000	-	10,000
Net loss	-	-	-	(40,050)	(40,050)
Balances at September 30, 2002	200	$ 20	$ 324,940	$ (10,790)	$ 314,170

PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2002

Cash flows from operating activities:	
Net loss	$ (40,050)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	20,170
Loss on disposal of property and equipment	22,618
Unrealized gain on marketable securities	(9,159)
Changes in assets and liabilities	
Decrease in receivable from Internal Revenue Service	21,812
Increase in prepaid expenses	(373)
Increase in clearing deposit - cash	(1,615)
Decrease in accounts payable	(26)
Decrease in payroll taxes payable	(126,400)
Net cash used in operating activities	(113,023)
Cash flows from financing activities:	
Purchase of property and equipment	(47,194)
Cash flows from financing activities:	
Additional capital contributed	10,000
Net change in cash and cash equivalents	(150,217)
Cash and cash equivalents at beginning of year	394,690
Cash and cash equivalents at end of year	$ 244,473

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

PREFERRED CLIENT GROUP, INC.
Notes to Financial Statements

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The majority of the Company's customers are located in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Non-Marketable Securities

Non-marketable securities are recorded at cost.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to thirty-nine years.

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital and net capital requirements of $162,969 and $13,774, respectively. The Company's net capital ratio was 1.27 to 1.

Note 4 - Marketable Securities

The Company's marketable securities consist of a zero coupon municipal bond with a market value of $128,541, cost of $102,878 and accumulated unrealized gains of $25,663. The unrealized gain for the year ended September 30, 2002 was $9,159.

Note 5 - Non-Marketable Securities

Non-marketable securities consist of 6,500 shares of common stock of the Nasdaq Stock Market, Inc. at a cost of $84,500 and 1,500 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. at a cost of $20,100. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
1,200	June 28, 2002	June 27, 2003	$13
1,200	June 30, 2003	June 25, 2004	$14
1,200	June 28, 2004	June 27, 2005	$15
1,200	June 28, 2005	June 27, 2006	$16

Note 6 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 7,000
Software	21,143
Leasehold improvements	32,050
	60,193
Accumulated depreciation	(22,720)
	$ 37,473

Depreciation expense for the year was $20,170 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 7 - Related Party Transactions

The Company and PCG Management, Ltd. (PCG) are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Note 7 - Related Party Transactions (Continued)

Under a services and support agreement effective May 2002, PCG provides the Company with personal property and support staff and incurs general and administrative expenses for the benefit of the Company. Fees for such services are determined at the discretion of PCG. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. Fees incurred for the year ended September 30, 2002 under this Agreement totaled $139,000. The Agreement was not consummated on terms equivalent to arms length transactions.

The sole shareholder provides office space for the Company in his personal residence.

Note 8 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 - Concentration of Credit Risk

Cash held at a Texas bank exceeded the federally insured limit by $125,338 at September 30, 2002; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

The Company has $149,812, or approximately 29%, of its total assets in money market funds and a clearing deposit due from or held at the Company's clearing broker/dealer.

Schedule I

PREFERRED CLIENT GROUP, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
September 30, 2002

Total stockholder's equity qualified for net capital	$ 314,170
Deductions and/or charges	
Non-allowable assets:	
Receivable from IRS	3,188
Prepaid expenses	373
Property and equipment, net	37,473
Total deductions and/or charges	41,034
Net capital before haircuts on securities	273,136
Haircuts on securities	
Cash equivalents	425
Marketable securities	5,142
Non-marketable securities	104,600
Total haircuts on securities	110,167
Net Capital	$ 162,969
Aggregate indebtedness	
Payroll taxes payable	$ 206,614
Total aggregate indebtedness	$ 206,614
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 13,774
Net capital in excess of minimum requirement	$ 149,195
Ratio of aggregate indebtedness to net capital	1.27 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of September 30, 2002 as filed by Preferred Client Group, Inc.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Preferred Client Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Preferred Client Group, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
October 28, 2002